UNITED STATES
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*

CHERRY TANKERS INC.

(Name of Issuer)

Shares of Common Stock $0.0001 per share

(Title of Class of Securities)

16473P108

(CUSIP Number)

August 7, 2008

(Date of Event Which Requires Filing of this Statement)

Carl M. Sherer, Esq.
15 Yad Harutzim Street, Suite 303
P. O. Box 23955
Jerusalem, Israel 91239
Tel No.: 1-617-997-0097
Facsimile No.: 1-617-997-0098

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☐            Rule 13d-1(c)
☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16473P108	13G	Page 2 of 5 pages

1.	NAME OF REPORTING PERSON

Lavi Krasney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
	5.	SOLE VOTING POWER 0

NUMBER OF
SHARES	6.	SHARED VOTING POWER 0
BENEFICIALLY
OWNED BY EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORT PERSON

IN

CUSIP No. 16473P108	13G	Page 3 of 5 pages

Item 1(a).	Name of Issuer: Cherry Tankers, Inc.

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

78 Sokolov Street,
Herzeliya, Israel

Item 2(a).	Name of Persons Filing: Lavi Krasney

Item 2(b).	Address of Principal Business Office or, if None, Residence: 8 Paamoni Street, Tel Aviv, Israel

Item 2(c).	Citizenship: Israel

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 16473P108

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned: 0

(b)	Percent of Class: 0

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

CUSIP No. 16473P108	13G	Page 4 of 5 pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

CUSIP No. 16473P108	13G	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/ Lavi Krasney
Signature

Lavi Krasney
Name and Title